Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos., 333-159047, 333-148048 and 333-145300 on Form S-8 and Registration Statement No. 333-217016 on Form F-3D and Registration Statement No. 333-237728 on Form F-10/A of our reports dated February 11, 2021 relating to the financial statements of Yamana Gold Inc. (“Yamana”) and effectiveness of Yamana’s internal control over financial reporting appearing in this Current Report on Form 6-K dated February 11, 2021.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2021